
SAGE

02 JAN 30 AM 8:49


02002771

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
WASHINGTON
D.C. 20549

SUPPL

7 January 2002

Attention: Filings Desk

Dear Sir

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Re: **SAGE GROUP LIMITED - FILE NO. 82-4241**
SUBMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

We refer to the above and enclose a copy of Sage Group Limited's Interim Report 2001/2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

C:\Avrilleb1\DGREEN\L-S&EC.DOC

dlw 1/31

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06



SAGE GROUP LIMITED

Interim Report 2001/2002

Salient features

- Rapid development of international activities
- Continued organic growth in South Africa
- Record new business achievements
- Group earnings improvement

Overview

Despite the impact on already weak global and domestic equity markets in the aftermath of the events of September 11 in the United States, the Group has shown improved results as the positive earnings trend of the second half of the March 2001 financial year has continued. The Group's inherent strength is particularly reflected in further growth in embedded values.

Internationally, the pace of development has continued to gather momentum, with rapid strides in the marketing of innovative offshore investment products and significant domestic sales progress in the United States. At the same time, South African business operations have continued to make very satisfactory progress in the face of intense competition and muted economic growth.

Group results

On the consistent primary financial soundness accounting basis, Group headline earnings for the review period amounted to R98,9 million compared to R61,2 million in the first half of the previous year, an increase of 61,6%. This reflects improved earnings from South African and international operations during the review period.

Headline earnings per share amounted to 67,4 cents (previous interim: 43,4 cents), an increase of 55,3% off a low base at September 2000. Foreign exchange translation deficits of R59 million have been offset against foreign exchange translation gains of R75,3 million during the period. The net gain of R16,3 million has not been brought to account in view of the uncertainty regarding exchange rate fluctuations.

Earnings for the full year are not expected to increase at the same rate as at the interim stage and will inevitably be heavily influenced by market conditions during the remainder of the year.

The Group relinquished its right of first refusal over Independent Financial Marketing Group in the USA, for a payment of R108 million ($12 million) which was partially utilised to make precautionary provisions of R73,8 million against the value of unlisted investments, predominantly Sage Unit Trusts Limited, in view of prevailing market conditions.

During the review period, the foreign convertible preference share capital of $55 million was redeemed out of the proceeds of a $65 million Equity Linked Note issue to European institutional investors and additional cashflow is therefore required to service foreign borrowings. As a result, and in recognition of the uncertain investment outlook, the directors have reviewed the company's dividend payments. Accordingly, a cash interim dividend of 30 cents per share has been declared compared to 45 cents per share at the interim stage last year, increasing dividend cover to 2,2 from 1,0.

modestly to R157,1 million, a competitive performance given the difficult conditions in this category throughout the industry.

Total employee benefits new business increased by 15,1% in the review period to R104,4 million while South African unit trust sales totalled R932,4 million, one third below the comparable period in the previous year in line with the difficult conditions throughout the unit trust industry.

A key feature of the Group's new business progress has been the impact of the rapidly growing international initiatives where sales of R757 million have been achieved in the six months from the United States and Bermuda divisions, incorporating international business marketed in South Africa.

A further notable feature has been the sustained improvement in investment performance achieved for clients through the Group's multi-manager approach. The outstanding examples are the performance of the Group's Resources and Global unit trusts which have featured as the top-performing fund in South Africa and the leading international fund respectively for the 12 months to 30 September 2001. In addition, Sage Life's employee benefits global multi-manager portfolios have continued to consistently achieve the number one ranking over a 12-month period. Other Sage life and unit trust portfolios have also significantly improved their rankings in their relevant sectors.

South African operating features

The continuing expansion of Sage Life in South Africa is reflected in the 17,7% growth in net premiums received, to R783,5 million in the review period. The company's total investment result increased by 83,7% to R580,7 million despite the equity market setback in September. Policyholder benefits of R516,9 million for the half year were marginally lower than in the corresponding period of the previous year.

In regard to Sage Life's property trust activities, shareholders are referred to the joint cautionary announcement published on 29 October 2001 by CBD Property Fund and Pioneer Property Fund (managed by Sage Property Trust Managers Limited), and Pangbourne Properties Limited, which advised that CBD, Pioneer and Pangbourne were currently involved in discussions which may have an effect on the prices at which CBD and Pioneer units and Pangbourne combined units trade on the JSE Securities Exchange SA. Unitholders in CBD, Pioneer and Pangbourne were accordingly advised to exercise caution when dealing in their respective units until a further announcement is made.

- Record new business achievements
- Group earnings improvement
- Strong growth in embedded values
- Significant growth in Sage Life embedded value earnings
- Interim dividend cover review
- Continued volatility in equity markets

deficits of R59 million have been offset against foreign exchange translation gains of R75,3 million during the period. The net gain of R16,3 million has not been brought to account in view of the uncertainty regarding exchange rate fluctuations.

Earnings for the full year are not expected to increase at the same rate as at the interim stage and will inevitably be heavily influenced by market conditions during the remainder of the year.

The Group relinquished its right of first refusal over Independent Financial Marketing Group in the USA, for a payment of R108 million ($12 million) which was partially utilised to make precautionary provisions of R73,8 million against the value of unlisted investments, predominantly Sage Unit Trusts Limited, in view of prevailing market conditions.

During the review period, the foreign convertible preference share capital of $55 million was redeemed out of the proceeds of a $65 million Equity Linked Note issue to European *institutional investors and additional cashflow is therefore required to service foreign* borrowings. As a result, and in recognition of the uncertain investment outlook, the directors have reviewed the company's dividend payments. Accordingly, a cash interim dividend of 30 cents per share has been declared compared to 45 cents per share at the interim stage last year, increasing dividend cover to 2,2 from 1,0.

On the AC132 GAAP basis of accounting, which consolidates all subsidiaries based predominantly on net asset values, and is reported in addition to the primary financial soundness basis. Group headline earnings for the half year amount to R27,1 million (previous interim: R15,4 million) equivalent to headline earnings of 18,4 cents per share (2000: 10,9 cents).

The interim results are reported in compliance with AC 127 (Interim financial reporting) on a basis consistent with the previous financial year.

Embedded value statements

Sage Group Limited

The embedded value of the Group increased by 6% to R1,8 billion at 30 September 2001 equivalent to 1 167 cents per share (31 March 2001: 1 123 cents). This basis *measures the current value of the Group's net assets on its primary basis of accounting* together with the present value of future profits from business already written by the life assurance subsidiaries (net of cost of capital).

Group embedded value earnings for the review period amounted to R198,8 million compared with R166,1 million in the first half of last year.

Sage Life Limited

The life group's embedded values, based on actuarial estimates at the interim stage, exhibit the increasing financial strength and inherent stability of Sage Life Limited despite volatile investment markets. This is reflected in the 12,7% increase in embedded value to R2,3 billion over the past year, and in particular in the increase of 156% in embedded value earnings to R217,8 million. In addition, the excess of assets over liabilities increased by 10,9% to R1,6 billion at 30 September 2001 while the capital adequacy multiple remained strong at 3,7. The capital adequacy requirement, which provides a buffer against fluctuations in the underlying valuation assumptions, amounted to R437,3 million at 30 September (March 2001: R405,4 million).

Group new business

Buoyant new business results have been achieved by the life assurance divisions in the first half of the current financial year. Total life new business of the Group for the half year increased by 118,8%, almost equalling total production in the previous full year. Individual single premium new business rose by 198,1% to exceed R1 billion for the six months while South African annualised individual recurring new business increased

South African operating features

The continuing expansion of Sage Life in South Africa is reflected in the 17,7% growth in net premiums received, to R783,5 million in the review period. The company's total investment result increased by 83,7% to R580,7 million despite the equity market setback in September. Policyholder benefits of R516,9 million for the half year were marginally lower than in the corresponding period of the previous year.

In regard to Sage Life's property trust activities, shareholders are referred to the joint cautionary announcement published on 29 October 2001 by CBD Property Fund and Pioneer Property Fund (managed by Sage Property Trust Managers Limited), and Pangbourne Properties Limited, which advised that CBD, Pioneer and Pangbourne were currently involved in discussions which may have an effect on the prices at which CBD and Pioneer units and Pangbourne combined units trade on the JSE Securities Exchange SA. Unitholders in CBD, Pioneer and Pangbourne were accordingly advised to exercise caution when dealing in their respective units until a further announcement is made.

International activities

The Group's international businesses, namely Sage Life Assurance of America Inc and Sage Life (Bermuda) Limited have made excellent progress during the review period, completing the development of their operating infrastructures and successfully broadening distribution in the United States and internationally.

The distribution network in the US currently includes 36 active selling agreements with leading financial planning organisations and banking groups, providing access to 18 000 brokers of whom approximately 2 400 have already been licensed with Sage Life of America.

Distribution contracts concluded by Sage Life (Bermuda) Limited with several major United States banking institutions are currently being implemented and will further reinforce the expansion of marketing initiatives in the offshore market.

International product sales for the review period increased to R757 million ($87 million) reflecting the rapid progress made compared to the initial sales of R121 million ($16 million) at the interim stage last year. Current production is in line with budget and the pace of activity has been sustained despite the recent disruption in global financial markets following the events of September 11 in the United States.

The growth potential of our international businesses remains exceptionally attractive and *their achievements form a meaningful part of the Group's results based on growth in* embedded value. The international activities in vast new markets continue to provide an important means of diversification and a currency hedge and should their expansion continue at the anticipated pace, the international component of the Group's business is soon expected to be the dominant source of premiums, assets and embedded values. The Group is currently investigating funding alternatives to deal with the increased capital requirements of the burgeoning international business.

The premium "A" (Excellent) rating level by AM Best, a leading global insurance rating agency, was renewed in October 2001, endorsing the successful establishment of Sage Life in the vast United States market. The company also has a second premium rating of "AA-" (very strong) from Fitch, another prominent international rating agency.

ABSA investment

The Group continues to hold its strategic investment in ABSA Group Limited in a consortium with Sanlam, Remgro Limited and The Mines Pension Funds. The consortium currently controls approximately 47% of ABSA. The interim results of ABSA for the six months ended 30 September have recently been announced and disclose an increase in headline earnings per share of 22,8% from 164,4 cents to 201,8 cents. ABSA is performing well in all its divisions.

Financial soundness results (Primary basis of accounting)

Group income statement

	% change	Unaudited Six months ended 30 September 2001 R000	2000 R000
Earnings of South African operations		83 686	26 584
– Life assurance		74 906	14 674
– Unit trusts		8 780	11 910
Operating value added by International assurance operations		23 526	46 000
Surplus on disposal of free assets less provisions (note 1)		34 277	–
Financing costs of dollar-denominated notes		(14 213)	–
Sage Life Limited financial soundness headline earnings	75,4	127 276	72 584
Group net financing costs, overheads and secondary tax on companies (refer analysis)		(28 340)	(11 343)
Group financial soundness headline earnings	61,6	98 936	61 241
Group financial soundness headline earnings per share (cents) (basic and fully diluted)	55,3	67,4	43,4
Group attributable earnings per share (cents) (basic and fully diluted)	63,6	67,4	41,2
Interim dividend (note 4)			
– per ordinary share (cents)		30,0	45,0
Dividend cover		2,2	1,0
Ordinary shares			
– in issue (000)		147 730	141 468
– weighted average number in issue (000)		146 739	141 240
Compulsorily convertible debentures			
– in issue (000)		2 371	2 449

Group balance sheet

	Unaudited 30 September 2001 R000	Audited 31 March 2001 R000
Assets		
Tangible, fixed and other non-current assets	55 707	65 898
Intangible assets	57 081	57 310
Investments of life assurance subsidiaries	7 890 504	7 412 352
Current assets	484 331	363 344
	8 487 623	7 898 904
Shareholders' funds and liabilities		
Total shareholders' interest	1 062 284	1 053 419
Redeemable preference shares issued by subsidiaries	98 500	108 500
Long-term liabilities (note 3)	585 455	440 166
Long-term assurance funds	6 412 332	5 950 586
Current liabilities	329 052	346 233
– interest bearing	12 187	11 244
– other	316 865	334 989
	8 487 623	7 898 904
Separate account assets of USA subsidiary	1 069 005	579 000

Notes

Embedded value statements

Sage Group Limited	% change	30 September 2001 R000	31 March 2001 R000
Group embedded value			
Shareholders' funds		1 062 284	1 053 419
Present value of future profits of Sage Life (net of cost of capital)		689 640	599 149
Embedded value	6,0	1 751 924	1 652 568
Group embedded value per share			
Shares in issue			
– ordinary shares		147 730	144 758
– compulsorily convertible debentures		2 371	2 371
		150 101	147 129
Group embedded value per share (cents)	3,9	1 167	1 123
Group capital adequacy multiple (times)		2,4	2,6

	Six months ended 30 September 2001 R000	2000 R000
Group embedded value earnings		
Embedded value – at end of period	1 751 924	1 597 615
Embedded value – at beginning of period	1 652 568	1 534 723
	99 356	62 892
Dividends paid	99 452	104 777
Increase in capital	–	(1 568)
Embedded value earnings	198 808	166 101
Dividend cover on embedded value basis (times)	4,5	2,6

Sage Life Limited	% change	30 September 2001 R000	31 March 2001 R000
Embedded value			
Shareholder's funds		1 618 171	1 565 895
Present value of future profit (net of cost of capital)		689 640	599 149
Embedded value	6,6	2 307 811	2 165 044
Risk discount rate (%)		12,80	14,50
Financial soundness valuation			
– capital adequacy requirement		437 256	405 411
– capital adequacy multiple (times)		3,7	3,9

	Six months ended 30 September 2001 R000	2000 R000
Analysis of embedded value earnings		
Embedded value at end of period	2 307 811	2 047 510
Dividend declared	75 000	75 000
Embedded value at beginning of period	(2 165 044)	(2 037 482)
Embedded value earnings	217 767	85 028
Components of embedded value earnings	69 893	(1 947)
New business	32 634	30 267
Expected return	43 145	48 441
Operating experience variations	(5 886)	(80 655)

Results in terms of South African Statements of Generally Accepted Accounting Practice (GAAP)

Group income statement (GAAP)

	% change	Unaudited Six months ended 30 September 2001 R000	2000 R000
Profit before taxation and exceptional items	54,2	96 579	62 639
Exceptional items		(844)	(3 940)
Profit before taxation		95 735	58 699
Taxation		56 744	40 139
Profit after taxation	110,1	38 991	18 560
Foreign preference dividends		12 770	7 110
Earnings attributable to ordinary shareholders		26 221	11 450
Adjustment for exceptional items		844	3 940
Headline earnings	75,9	27 065	15 390
Headline earnings per share (cents) (basic and fully diluted)		18,4	10,9
Attributable earnings per share fully diluted (cents) (basic and fully diluted)		17,9	8,1
Reconciliation between GAAP and financial soundness results			
GAAP headline earnings		27 065	15 390
Add/(deduct) adjustments in respect of consolidation of life insurance company's subsidiaries		71 871	45 851
– reversal of investment surpluses on free assets		82 395	46 000
– operating results of subsidiaries		(15 524)	(149)
– dividends from subsidiaries		5 000	–
Group financial soundness headline earnings		98 936	61 241

Group balance sheet (GAAP)

	Unaudited 30 September 2001 R000	Audited 31 March 2001 R000
Assets		
Tangible fixed and other non-current assets	95 761	106 550
Intangible assets	74 219	61 563
Investments of life assurance subsidiaries	7 935 194	6 934 848
Current assets	835 379	606 886
Goodwill	17 728	18 572
	8 958 281	7 728 419
Shareholders' funds and liabilities		
Total shareholders' interest	407 232	464 202
Redeemable preference shares issued by subsidiaries	108 500	118 500
Long-term liabilities	585 455	440 166
Long-term assurance funds	7 480 927	6 327 787
Current liabilities	376 167	377 764
– interest bearing	12 187	11 244
– other	363 980	366 520
	8 958 281	7 728 419
The reconciliation to total shareholders' interest as reflected in the financial soundness balance sheet is as follows:		
Total shareholders' interest per GAAP balance sheet	407 232	464 202
Add/(deduct)	655 052	589 217
– adjustment to distributable reserves		
– current period	76 877	204 795
– prior periods	702 915	498 284
– minority interest	(124 740)	(113 862)

	8 487 623	7 898 904
Separate account assets of USA subsidiary	**1 069 005**	579 000

Notes

1 The surplus on disposal of free assets is after provisions of R73,8 million which have been made against the value of unlisted investments, predominantly Sage Unit Trusts Limited, in view of prevailing market conditions.

2 Foreign exchange translation deficits of R59 million have been offset against Group exchange translation gains of R75,3 million during the period. The net gain of R16,3 million has not been brought to account in view of the uncertainty regarding exchange rate fluctuations.

3 The 4,5% cumulative convertible redeemable preference shares were redeemed on 30 June 2001 out of the proceeds of a $65 million 8% unsecured Equity Linked Note issue, redeemable between 1 August 2003 and 31 July 2005.

4 Following the redemption of the foreign redeemable preference shares additional cash flow is required to service foreign borrowings. As a result, and in recognition of the uncertain investment outlook the directors have reviewed the company's dividend payments. Accordingly, an interim cash dividend of 30 cents per ordinary share in respect of the six months ended 30 September 2001 (2000: 45 cents) has been declared.

	Unaudited Six months ended 30 September	
Analysis of Group net financing costs, overheads and secondary tax on companies	**2001 R000**	2000 R000
Financing of redeemed 2001 preference shares	**(8 142)**	(7 110)
Other net financing (costs)/income	**(3 015)**	1 630
Net Group overheads	**(5 407)**	(5 599)
Secondary tax on companies	**(11 776)**	(12 627)
	(28 340)	(23 706)
Income from subsidiaries now held directly by Sage Life Limited	**–**	12 363
	(28 340)	(11 343)

Statement of changes in equity

	Unaudited Six months ended 30 September	
	2001 R000	2000 R000
Balance at beginning of period	**1 053 419**	959 343
Proceeds from shares/debentures issued	**–**	1 889
Share issue costs	**(156)**	(321)
Final appropriation for full redemption of 2001 preference shares	**(2 211)**	–
Revaluation of investments	**3 606**	85 278
Attributable earnings	**98 936**	61 241
Dividends paid – prior accounting period	**(91 310)**	(97 667)
Balance at end of period	**1 062 284**	1 009 763

Summarised group cash flow statement

	Unaudited Six months ended 30 September	
	2001 R000	2000 R000
Cash flows from operating activities	**79 991**	(37 066)
Cash flows of life assurance subsidiaries including investing activities	**(229 920)**	(51 823)
Cash flows from financing activities	**136 232**	(475)
Net decrease in cash equivalents	**(13 697)**	(89 364)
Cash and cash equivalents at beginning of period	**165 007**	173 858
Cash and cash equivalents at end of period	**151 310**	84 494

Embedded value at beginning of period	**(2 165 044)**	(2 037 482)
Embedded value earnings	**217 767**	85 028
Components of embedded value earnings	**69 893**	(1 947)
New business	**32 634**	30 267
Expected return	**43 145**	48 441
Operating experience variations	**(5 886)**	(80 655)
	147 874	86 975
Investment return on shareholder's funds	**136 189**	96 104
Economic assumption changes	**26 014**	(9 129)
Capital gains tax	**(14 329)**	–
Embedded value earnings	**217 767**	85 028
Principal assumptions	**%**	%
Risk discount rate	**12,80**	16,25
Pre tax investment returns		
– equities	**12,80**	16,25
– property	**11,80**	15,25
– fixed interest securities	**10,80**	14,25
– cash	**8,80**	12,25
Expense inflation	**9,50**	9,50

Group new business

		Six months ended 30 September	
	% change	**2001 R000**	2000 R000
Life assurance premiums (gross)			
Individual	138,2	**1 157 880**	486 127
– annualised recurring – South African	4,4	**157 103**	150 414
– single	198,1	**1 000 777**	335 713
– South African local		**243 707**	215 058
– Sage International (including R450 million (R121 million), underwritten by Sage Life Assurance of America Inc & Sage Life of Bermuda Limited)		**757 070**	120 655
Employee benefits – South African	15,1	**104 434**	90 751
– annualised recurring	(23,3)	**29 373**	38 307
– single	43,1	**75 061**	52 444
Total new business	118,8	**1 262 314**	576 878
South African unit trust sales	(33,7)	**932 421**	1 405 811

South African operating results

Net premiums received	17,7	**783 515**	665 410
– recurring		**464 747**	402 433
– single		**318 768**	262 977
Investment result	83,7	**580 722**	316 050
– investment income		**183 404**	169 427
– net realised and unrealised capital gains		**397 318**	146 623
		1 364 237	981 460
Outgo		**(775 215)**	(739 746)
Policyholder benefits		**(516 828)**	(524 771)
Commissions, expenses and tax		**(258 387)**	(214 975)
		589 022	241 714
Increase in policyholder reserves		**(461 746)**	(169 130)
Financial soundness headline earnings		**127 276**	72 584

as reflected in the financial soundness balance sheet is as follows:

Total shareholders' interest per GAAP balance sheet	**407 232**	464 202
Add/(deduct)	**655 052**	589 217
– adjustment to distributable reserves		
– current period	**76 877**	204 795
– prior periods	**702 915**	498 284
– minority interest	**(124 740)**	(113 862)
Total shareholders' interest per financial soundness balance sheet	**1 062 284**	1 053 419

Statement of changes in equity (GAAP)

	Unaudited Six months ended 30 September	
	2001 R000	2000 R000
Balance at beginning of period	**464 202**	549 072
Increase in minority interest	**10 878**	9 268
Proceeds from shares/debentures issued	**–**	1 889
Share issue costs	**(156)**	(321)
Final appropriation for full redemption of 2001 preference shares	**(2 211)**	–
Revaluation of investments	**(392)**	13 178
Attributable earnings	**26 221**	11 450
Dividends paid – prior accounting period	**(91 310)**	(97 667)
Balance at end of period	**407 232**	486 869

Summarised group cash flow statement (GAAP)

	Unaudited Six months ended 30 September	
	2001 R000	2000 R000
Cash flows from operating activities	**(165 044)**	(160 622)
Cash flows of life assurance subsidiaries including investing activities	**76 890**	10 286
Cash flows from financing activities	**136 232**	8 793
Net increase/(decrease) in cash equivalents	**48 078**	(141 543)
Cash and cash equivalents at beginning of period	**332 909**	413 797
Cash and cash equivalents at end of period	**380 987**	272 254

Dividend declaration

The directors have resolved to declare an interim cash dividend of 30 cents per ordinary share in respect of the six months ended 30 September 2001 (2000: 45 cents) to shareholders registered as such at the close of business on 18 January 2002 (the "record date").

Last date of trade "cum" dividend	Friday	**11 January 2002**
Shares trade "ex" dividend	Monday	**14 January 2002**
Record date	Friday	**18 January 2002**
Payment date	Monday	**21 January 2002**

In order to comply with the procedures of STRATE, share certificates may not be dematerialised/rematerialised between Monday, 7 January and Friday, 18 January 2002, both days inclusive.

By order of the board

CS Cant
Secretary

21 November 2001

Directors HL Shill (Chairman) MP Adonisi Dr DC Cronjé JP Davies BJ du Plessis DM Falck G Griffin JE Henderson Dr BM Ilsley L Kaplan RI Marsden Dr DF Mostert B Nackan JH Postmus CD Stein CL van Wyk Adv T van Wyk WD Winckler
Registered office 11th Floor Sage Centre 10 Fraser Street Johannesburg 2001 PO Box 7755 Johannesburg 2000 **Transfer secretaries** Computershare Services Limited 2nd Floor Edura House 41 Fox Street Johannesburg 2001 PO Box 61051 Marshalltown 2107
Sage Group Limited Reg no 1970/01541/06 Share code SGG ISIN code ZAE000006623